UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 11-K
_________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number 1-13270
_________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FLOTEK INDUSTRIES, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Flotek Industries, Inc.
10603 W. Sam Houston Pkwy N., Suite 300
Houston, Texas 77064

FLOTEK INDUSTRIES, INC. 401(k) PLAN

TABLE OF CONTENTS	Page

Report of Independent Registered Public Accounting Firm	ii

Financial Statements and Supplemental Schedules:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	1

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	2

Notes to Financial Statements	3

Supplemental Schedules*:

Schedule H, Part IV, Line 4(a) - Schedule of Delinquent Participant Contributions for the year ended December 31, 2012	11

Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2012	12

Signature	13

Exhibit Index:

Exhibit 23 Consent of Hein & Associates LLP

*       All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as the schedules are not applicable or required.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of
Flotek Industries, Inc. 401(k) Plan
Houston, Texas
We have audited the accompanying statements of net assets available for benefits of the Flotek Industries, Inc. 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions for the year ended December 31, 2012 and the Supplemental Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year) as of December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Hein & Associates LLP
Houston, Texas
July 1, 2013

ii

Flotek industries, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	December 31,
	2012	2011
Investments, at fair value
Common/collective trust funds	$710,863	$1,018,214
Common stock fund	2,170,392	3,430,468
Mutual funds	6,663,052	4,024,719
Total investments, at fair value	9,544,307	8,473,401
Notes receivable from participants	279,920	197,484
Receivables—participant contributions	146,428	34,872
Receivables—employer contributions	50,242	13,937
Total assets	10,020,897	8,719,694
Distribution payable	—	(50,169)
Net assets reflecting investments at fair value	10,020,897	8,669,525
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(19,836)	(21,271)
Net assets available for benefits	$10,001,061	$8,648,254

The accompanying notes are an integral part of these financial statements.

Flotek Industries, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

Investment income:
Net appreciation in fair value of investments	$1,019,255
Interest and dividends	159,192

Total investment income	1,178,447

Employer matching contributions	608,245
Participant contributions	1,349,628
Rollovers	57,429

Total additions to net assets	3,193,749

Deductions from net assets:
Benefits paid to participants	1,827,224
Deemed distributions of participant loans receivable	6,273
Administrative fees	7,445

Total deductions from net assets	1,840,942

Net increase in net assets	1,352,807
Net assets available for benefits, beginning of year	8,648,254

Net assets available for benefits, end of year	$10,001,061

The accompanying notes are an integral part of these financial statements.

FLOTEK INDUSTRIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

Note 1—Description of the Plan
The following description of Flotek Industries Inc. 401(k) Plan is provided for general informational purposes only. Plan Participants (“Participant(s)”) should refer to the Plan document for a complete description of Plan provisions.
General
Effective June 1, 2002, Flotek Industries, Inc. (the “Company”) established a defined 401(k) contribution plan (the “Plan”) with voluntary employee participation available on the first day of employment and attainment of 18 years of age. In April 2009, the Company discontinued matching employee contributions; accordingly, the Plan no longer meets the requirements of a safe harbor 401(k) plan.
The Board of Directors and the Company coordinate and manage the administration of the Plan. Effective July 1, 2010, the Company engaged DWS Trust Company ("DWS") to act as the Plan trustee due to JP Morgan Chase Bank’s discontinuation of 401(k) trustee services in June of 2010. Effective October 1, 2012, the Company engaged Bank of America Merrill Lynch ("Merrill Lynch") to coordinate and manage the administration of the Plan. Additionally, effective October 1, 2012, the Company engaged Bank of America N.A. (the "Trustee") to act as the Plan trustee.
Concurrently, the Company appointed Merrill Lynch Retirement Services 401(k) Plan Recordkeeping and Trust Services as the Plan's record keeper as of October 1, 2012. The Plan’s record keeper for all prior periods presented and through September 30, 2012 was ADP Retirement Services, Inc. (“ADP”).
Contributions
Participants have the option to elect to defer 1% to 20% (in increments of 1%) of qualified compensation. Qualified compensation is defined within the Plan document and is subject to Internal Revenue Code of 1986, as amended, (“IRC”) restrictions. Participant contributions are withheld on a pro rata basis from payroll deductions each payroll period as either pre-tax or Roth contributions. Failure by any Participant upon commencement of participation in the Plan to elect a withholding percentage results in 4% of the Participant's qualified compensation being automatically contributed to the Plan until such time as the Participant modify his or her contribution election or opts out of Plan participation.
In April 2009, the Company discontinued matching employee 401(k) contributions elections. Prior to April 2009, the Company matched 100% of each Participant's contributions up to a maximum of 4% of the Participant's qualified compensation. Effective January 1, 2011, the Company reinstated a discretionary Company matching contribution in an amount equal to a discretionary percentage or amount of each Participant’s elective deferrals to be determined by the Company for each Plan year. Company matching contributions, if any, are allocated in the same proportion as the Participant’s elective deferrals. In addition, the Company may make a discretionary Company profit-sharing contribution to Participants who, among other things, are employed with the Company on the last day of the calendar year to which such contribution relates.
In accordance with the IRC, Participant contributions were limited to $17,000 in the 2012 Plan year and remain subject to periodic adjustment by the Internal Revenue Service (“IRS”). Participants 50 year of age prior to December 31, 2012 were eligible to make catch-up contributions of up to $5,500 for the 2012 Plan year.
Vesting
Effective January 1, 2008, both Company matching and Company profit sharing contributions are fully vested upon contribution. Participant contributions are always fully vested upon contribution. Company matching and Company profit sharing contributions made prior to January 1, 2008 as well as associated earnings on these contributions, become fully vested when the Participant completes 6 years of service, with such amounts vesting 20% per year following completion of two years of service with the Company.
Contribution and Investment Elections
Salary deferral contribution percentages are determined by the Participant, except where the Plans automatic deferral percentage applies. The investment of a Participant's account is Participant directed, except where the Participant fails to make an election with respect to investments, in which case the Participant's account will be invested in the Plan's default investments. Contribution percentage elections, investment allocations, and modifications to either, may be made by the Participant at any time by contacting Merrill Lynch or via the internet, with such selections or modifications becoming effective within a reasonable period of time thereafter. Participants may discontinue participation and re-enroll in the Plan pursuant to the terms of the Plan.

FLOTEK INDUSTRIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

Notes Receivable from Participants
A Participant may borrow up to 50 percent of their vested account balance while participating in the Plan. The amount borrowed may range from a minimum of $500 to a maximum of $50,000, but may not exceed more than 50% of the Participant’s vested account balance. Only one Participant loan may be outstanding at any one time. A loan is required to be repaid through payroll deductions over a period not to exceed five years, with the exception of loans for the purchase of a primary residence. Loans used for the purchase of a primary residence may be repaid over a period up to 30 years. Early payoff of Participant loans is permitted by the Plan. The loan interest rate applied to Participant loans is defined within the Plan document as the prime rate published in the Wall Street Journal each month plus 2%. Participant loans are limited to Participants who are active employees.
Notes receivable from Participants represent the Participant’s unpaid principal balance plus any accrued but unpaid interest. Defaulted loans are treated as Plan distributions in accordance with the terms of the Plan document.
Form of Benefits
A Participant may withdraw the total vested amount in their account upon either (i) termination of employment, (ii) reaching age 59  1/2, (iii) disability or (iv) death. The full value of the Participant’s account may be distributed to the Participant upon retirement or permanent disability if elected by the Participant and is subject to income taxation upon distribution. If death occurs before termination of employment, the Participant’s fully vested account is distributed to their designated beneficiary(s). If the value of the Participant’s account is less or equal to than $5,000, the beneficiary(s) will receive a lump sum payment of the entire account balance within a reasonable time after the participant's death regardless of whether the beneficiary(s) elect distribution of the benefit. If the value of the Participant’s account is greater than $5,000, the beneficiary(s) may elect distributions from the account in a lump sum payment or installment payments and such distributions may generally begin when elected by the beneficiary(s). If a Participant’s employment terminates for reasons other than death, disability, or retirement following age 59 1/2, the Participant will be entitled to receive a distribution of only that portion of the Participant’s account balance that is vested on the date of such termination.
Participants may elect to have vested benefits distributed as soon as administratively feasible following the termination of employment. If the value of the Participant's vested benefit is less than or equal to $5,000, however, a lump-sum distribution will be made within a reasonable time after the Participant terminates employment regardless of whether the Participant elects distribution of the benefit.
Forfeitures
Forfeitures are first applied to reduce administrative costs of the Plan. Forfeitures are then used to reduce employer contributions. Any remaining forfeitures are then allocated to Participants. Forfeitures for the year ended December 31, 2012 were immaterial.
Rollover Contributions
Generally, when a Participant receives a qualified total distribution from another qualified plan as, defined in the IRC, the Participant is permitted to rollover those funds into the Plan.
Participant Accounts
As defined within the Plan documents, each Participant account is credited with the Participant’s contributions, Company matching and Company profit sharing contributions, if any, and earnings thereon based on the Participant's investment allocation.
Plan Trustee
DWS was appointed trustee and investment custodian of the Plan effective July 1, 2010. Effective October 1, 2012 Merrill Lynch was appointed the Trustee and investment custodian of the Plan. Concurrently, the Company named Merrill Lynch Retirement Services 401(k) Plan Recordkeeping and Trust Services as the recordkeeper. DWS operated as the Plan's trustee through September 30, 2012 and ADP served as the Plan's record keeper for the periods through September 30, 2012. The Trustee holds all property received, manages the Plan and invests and reinvests Plan assets pursuant to Participant investment selections and Plan documents.

Note 2—Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Administrative Expenses
Administrative expenses consist of all expenses incidental to the administration, termination or protection of the Plan, including, but not limited to, legal, accounting, investment manager and trustee fees. Certain administrative fees are incurred by Participants such as loan management fees, guided investment fund advice, and account liquidation fees as a result of early distribution penalties or due to unqualified account withdrawals or distributions. Substantially all other administrative expenses are paid by the Plan sponsor, the Company.
Risks and Uncertainties
The Plan provides for various investment options offered by the Trustee. Investment securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
On March 14, 2011 the Company’s Board of Directors approved the formation of the Investment Committee of the Flotek Industries, Inc. 401(k) Plan (the "Investment Committee"). The role of the Investment Committee is to oversee the investment management, policies and guidelines of the Plan. The Investment Committee’s responsibilities include the review of the Plan’s investment manager selection, investment benchmarks, investment performance, and investment risk management policies. The Investment Committee monitors the management of the Plan for compliance with the investment policies and guidelines and for meeting investment performance objectives over time.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
Valuation of Investments
The fair value of assets is determined using various methods, which are impacted by a number of factors, including the availability of observable market data over the contractual term of the underlying assets. For some of the Plan’s assets, fair value is determined based on directly observable market data or data available for similar assets in similar markets. For other assets, the fair value may be determined based on these inputs as well as other assumptions related to estimates of these assets, such as the creditworthiness of the issuer. Changes in net unrealized appreciation or depreciation are captured in the carrying value of the underlying investments in the Statements of Net Assets Available for Benefits in accordance with US GAAP guidance. Dividends are recorded on the ex-dividend date.
Plan investments in mutual funds are stated at fair value based upon quoted market prices. Investments in the Company’s common stock fund are reported at fair value based upon the quoted market price of the combined Shares and cash held in the fund. Shares of common/collective trust funds are valued at net asset value. The valuation of investment contracts are measured at fair value and reconciled to contract value for fully benefit responsive investment contracts, as determined by the Plan’s Trustee.
Investment Contracts
Investment contracts within defined-contribution plan are required to be reported at fair value. Contract value, however is the relevant measurement as required by US GAAP for fully benefit responsive investment contracts as the contract value is representative of the amount a Participant would receive upon initiation of permitted transactions in accordance with the terms of the contract.
The Plan, for both annual periods ended December 31, 2012 and 2011, invests in fully benefit-responsive contracts. The Plan’s Statements of Net Assets Available for Plan Benefits presents the fair value of these investment contracts as well as any adjustment from fair value to contract value resulting from Participant contributions and associated earnings, less withdrawals and administrative expenses. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Previously, the Plan held investment in fully benefit-responsive investment contracts held in the State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts, a common/collective trust fund. On November 12, 2010, the Company received notice of State Street Global Advisors (‘SSgA”) decision to exit the business of managing stable value assets. Effective January 21, 2011, each unit of SSgA Stable Value Fund was converted into a new class of Invesco Stable Asset Fund. The Plan held the investment in the Invesco Trust Stable Fixed Income Fund from the period of January 21, 2012 through September 30, 2012. Effective October 1, 2012, as a result of the change in the Plan's Trustee, each unit of Invesco Trust Stable Value Fund was converted into a new class of Ameriprise Trust Company RiverSource Trust Stable Capital Fund F.
Concentration of Investments
The Plan’s investment in shares of the Company’s common stock represents 22.0% and 39.6% of the Plan’s assets as of December 31, 2012 and 2011, respectively. The Company has been in existence and operational since 1985 and in December 2007, the Company’s common stock began trading on the New York Stock Exchange (“NYSE”) under the stock ticker symbol “FTK.”.
New Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS”. The amendments are of two types: (i) those that clarify the FASB’s intent regarding the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on the Plan’s financial statements.
Note 3—Investments
The following table presents the fair value of investments held by the Plan. Individual investments that represent five percent or more of the Plan’s net assets available for benefits in either Plan year are shown separately:

	December 31,
	2012	2011
Investments at fair value:
Collective trust funds and mutual funds:
BlackRock Global Allocation Fund	$1,511,954	$1,158,826
RiverSource Trust Stable Capital Fund F	710,863	—
PIMCO Total Return Fund	583,404	—
Victory Established Value Fund	546,347	—
JP Morgan Smart Retirement Fund 2020	496,954	—
Invesco Stable Asset ADP 85 Fund	—	1,018,214
Investments at fair value as determined by quoted market price:
Flotek Industries, Inc. Common Stock fund	2,170,392	3,430,468
Total investments exceeding 5% of plan assets	6,019,914	5,607,508
Other	3,524,393	2,865,893
Total investments at fair value	$9,544,307	$8,473,401
During the year ended December 31, 2012, Plan investments (inclusive of gains and losses realized from the purchase and sale of investments as well as unrealized gains and losses on investments held during the year) appreciated in value as follows:

Year Ended December 31, 2012
Common/collective trust funds	$8,501
Common stock fund	566,939
Mutual funds	443,815

Total net appreciation	$1,019,255

Note 4—Investment Contracts
The Plan, through the RiverSource Trust Stable Capital Fund F or the Invesco Stable Asset ADP 85 collective trust investments (the "Funds"), holds and held, respectively, investments in the common/collective trust funds (the “Trust Funds”). Investments in the Fund were originated with the purchase of individual units; with each individual unit having a net asset value of USD $1.
To mitigate the risk of market losses on the unit investments, the Trust Funds entered into synthetic guaranteed investment contracts (“Synthetic GIC’s”). Synthetic GIC’s are portfolios of securities (debt securities and units of collective trusts) owned by the Trust Funds and associates. The Synthetic GIC’s and associated derivative instruments (“Wrapper Contracts”) are designed to minimize the risk of investment losses on a portfolio of securities. Synthetic GIC’s enable Participants, such as the Plan to transact at an investments’ contract value by protecting the principal amount invested over a specified period of time by utilizing a Wrapper Contract designed to minimize the risk of investment loss and maintain a constant net asset value per share or unit. The assets underlying the investment contracts are owned by the Trust Funds with the Plan owning units of the Trust Funds. These investment contracts are fully benefit-responsive and any adjustment of these investments’ contract value is captured in the Statements of Net Assets Available for Benefits. Contract value represents the original cost of the contracts, plus interest (based upon the underlying contract crediting rates of the underlying contracts) and deposits, reduced by administrative fees, transfers out, and withdrawals.
Plan’s investments covered by Synthetic GIC’s earn interest at interest crediting rates that typically reset on a monthly or quarterly basis in accordance with the terms of each contract. These interest crediting rates are based on the characteristics of the underlying fixed income portfolio. The minimum interest crediting rate for an investment contract is zero percent. Factors that influence the future average crediting rates include (i) the level of market interest rates; (ii) the amount and timing of Participant contributions, transfers and withdrawals into or out of the investment (Wrapper Contract); (iii) the investment return generated by the fixed income investments that underlie the investment (Wrapper Contracts); and (iv) the duration of the underlying fixed income investments backing the investment (Wrapper Contracts).
The crediting rate formula, in effect, amortizes the market value inclusive of realized and unrealized gains and losses on the underlying investments over the duration of the underlying investments through adjustments to the future contract interest crediting rate (the rate earned by Participants or the Plan on the underlying investments). The resulting gains and losses in the fair value of the underlying investments relative to the contract value are captured in the Statements of Net Assets Available for Benefits as an adjustment from fair value to contract value for fully benefit responsive investment contracts. If the adjustment from fair value to contract value is positive, this indicates that the investment (Wrapper Contract) value is greater than the market value of the underlying investments. The embedded market value losses are amortized into the value of the underlying investment in future periods through a lower interest crediting rate. If the adjustment from fair value to contract value is negative, this indicates that the Wrapper Contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains are amortized into the value of the underlying investment in future periods through an increase in the interest crediting rate.
Plan investments covered by Synthetic GIC’s average yield earned by the Plan and the average yield earned by the Plan adjusted for actual interest credited to Participants at December 31, 2012 and 2011 as follows:

	2012	2011
	(Percent)
Average yield earned by the Plan (1)	1.47%	1.29%
Average yield earned by the Plan adjusted for actual interest credited to Participants (2)	2.39%	1.72%

(1)
The average yield earned by the Plan may differ from the interest rate credited to the Participants in the Plan. The average yield is calculated by dividing the yield to maturity (an estimate of annualized earnings) of the Fund on December 31, 2012 and 2011 (irrespective of the interest rate credited to Fund Participants) by the fair value of all Fund investments at December 31, 2012 and 2011.

(2)
The average yield earned by the Plan adjusted to reflect the interest rate credited to Plan Participants. The average yield is calculated by dividing the interest (an estimate of annualized earnings) credited to Participants on December 31, 2012 and 2011 (irrespective of the actual earnings on the investments within the Fund) by the fair value of all Fund investments at December 31, 2012 and 2011.

Under certain circumstances, amounts withdrawn from investments (Wrapper Contracts) could be payable at fair value rather than contract value. These events include (i) termination of the Trust Funds, (ii) a material adverse change to the provisions of the Trust Funds, (iii) if the investment participants elect to withdraw from an investment contract in order to switch to a different provider, or (iv) if terms of successor Trust Funds do not meet the contract issuer’s criteria for the issuance of a similar contract. In some cases, an investment (Wrapper Contract) issuer may terminate a contract with the Trust Funds and settle at an amount different than the contract value.
While it is possible other parties contracting with the Trust Funds could cause or suffer events that would trigger fair value payouts under the Trust Fund’s investment (Wrapper Contracts), based on prior experience, the Trust Fund’s management believe it is not probable that such events would be of sufficient magnitude to limit the ability of the Trust Funds to transact at contract value with all remaining Participants in the Trust Funds. Given such events are beyond the control of the Trust Funds and Plan management there can be no guarantee that this will be the case.
Additionally certain circumstances or events would permit an investment (Wrapper Contract) issuer to terminate an investment (Wrapper Contract) upon short notice to include (i) the Trust Fund’s loss of its qualified status, (ii) material breaches by the Trust Funds of their responsibilities that are not cured, or (iii) material and adverse changes to the provisions of the Trust Funds. If one of these events were to occur, the investment (Wrapper Contract) issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional Synthetic GIC, at the hypothetical market value based upon a contractual formula).
Note 5—Fair Value of Investments
ASC Topic 820, defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 requires disclosure of the extent to which fair value is used to measure financial and non-financial assets and liabilities, the inputs utilized in calculating valuation measurements, and the effect of the measurement of significant unobservable inputs on earnings, or changes in net assets, as of the measurement date. ASC Topic 820 establishes a three-level valuation hierarchy based upon the transparency of inputs utilized in the measurement and valuation of financial assets or liabilities as of the measurement date:

•	Level 1 __ unadjusted, quoted prices for identical assets or liabilities in active markets;

•
Level 2 __ quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation;

•	Level 3 __ unobservable inputs based upon the reporting entity’s internally developed assumptions that market participants would use in pricing the asset or liability.
The Company’s evaluation of Plan financial assets and liabilities that met the criteria of the aforementioned disclosure requirements and that fall within the fair value framework of ASC Topic 820 are discussed below.
Mutual Funds and Common Stock fund
Plan investments include mutual funds and the Company’s own stock. The Company determined that valuation measurement inputs of these equity securities required no adjustment from quoted prices in the market. As such, the Plan’s investment in mutual funds and the Company’s own stock reflect unadjusted quoted prices from active markets. Accordingly, the Company classified these Plan investments within Level 1 of the ASC Topic 820 hierarchy framework.
Common / Collective Trust Funds
The Plan has investments in common / collective trust funds. The Company determined the valuation measurement inputs of all common / collective trust fund investments reflect prices based upon quoted market prices utilizing public information and required no independent third-party valuation or pricing services. Accordingly, the Company concluded the valuation measurement inputs of these securities reflect, at the lowest level, quoted market prices for identical or similar assets in markets where there are few transactions for the assets and categorized such investments within Level 2 of the ASC Topic 820 hierarchy framework.
The fair values of the Plan’s investments are categorized as follows at December 31, 2012:

	Level 1	Level 2	Level 3	Total
Flotek Industries common stock fund	$2,170,392	$—	$—	$2,170,392
Mutual funds:
Growth funds	4,309,026	—	—	4,309,026
Blend funds	525,379	—	—	525,379
Income funds	408,834	—	—	408,834
Balanced funds	1,419,813	—	—	1,419,813
Total mutual funds	6,663,052	—	—	6,663,052
Common collective trust	—	710,863	—	710,863
Total investments	$8,833,444	$710,863	$—	$9,544,307

The fair values of the Plan’s investments are categorized as follows at December 31, 2011:

	Level 1	Level 2	Level 3	Total
Flotek Industries common stock fund	$3,430,468	$—	$—	$3,430,468
Mutual funds:
Growth funds	636,688	—	—	636,688
Blend funds	2,409,887	—	—	2,409,887
Income funds	410,708	—	—	410,708
Balanced funds	567,436	—	—	567,436
Total mutual funds	4,024,719	—	—	4,024,719
Common collective trust	—	1,018,214	—	1,018,214
Total investments	$7,455,187	$1,018,214	$—	$8,473,401
Note 6—Plan Termination
The Company does not currently have any intention of exercising its right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event of Plan termination, Plan Participants would become 100% vested in any unvested contributions and all assets remaining in the Plan would be distributed to Participants / beneficiary(s) in accordance with Plan provisions.
Note 7—Federal Income Tax Exemption
The Plan, as amended and restated, October 1, 2012, uses Merrill Lynch prototype 401(k) plan document which received a favorable determination letter dated March 31, 2008, from the Internal Revenue Service. The Plan has been amended since its most recent restatement; however, the Company believes that both the Plan design and operation remains compliant with applicable requirements of the IRC. US GAAP requires Plan management to evaluate Plan tax positions and recognize a tax liability (or asset) if the Plan has entered into an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company analyzed the tax positions taken by the Plan, and concluded that as of December 31, 2012, there were no uncertain positions taken or expected to be taken that require recognition of an asset, liability or disclosure in the financial statements. Additionally the Plan has not incurred any penalties or interest on penalties by any taxing jurisdictions for any reasons. The Plan is subject to routine audits by taxing jurisdictions; however, no audits for any tax periods are currently in progress. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. The Company believes the Plan is no longer subject to income tax examinations for the years prior to 2009.
Note 8—Party-in-Interest Transactions
The Plan's available investments may include various mutual funds and other funds offered by the Trustee. Investments held as of December 31, 2012, and during the period beginning October 1, 2012 through December 31, 2012, may be considered party-in-interest transactions if those funds are offered by Merrill Lynch. Similarly, during the period in which DWS operated as the Plan Trustee, the Plan may have invested in various mutual funds and other funds offered by DWS. DWS investments, during that period, are considered party-in-interest transactions. The Investment Committee approved the Plan investment options.
Investments in the Company’s own stock are considered party-in-interest investments as the Company is the Plan sponsor. In June 2012, the Company announced the intention of the Plan to no longer offer further investment under the Plan in the Flotek Industries, Inc. Common Stock Fund (the "Common Stock Fund"). Effective as of the close of business September 14, 2012, any investments in the Plan's Common Stock Fund were frozen and further investment in the Plan's Common Stock Fund were no longer available for new investments (i.e.,contributions, transfers, exchanges). Participants are allowed to either transfer all or a portion of their balance in the Common Stock Fund to one or more funds available within the Plan but are not allowed to transfer such amount back into the Common Stock Fund or make new investments in the Common Stock Fund via the Plan.
Note 9—Prohibited Transactions
During 2012, the Plan sponsor inadvertently failed to deposit approximately $333,875 of participant and employer contributions and employee loan repayments within the required timeframe as stated by the United States Department of Labor (DOL) regulations. The Plan sponsor intends to deposit lost earnings to correct this failure. The Plan sponsor will file Form 5330 and pay any applicable excise tax. Any excise tax payments will be made from the Plan sponsor's assets and not from assets of the Plan.

Note 10—Subsequent Events
On May 10, 2013, the Company entered into an Agreement and Plan of Merger , by and among the Company, and Florida Chemical Company, Inc., a Florida corporation (“FCC”). During May 2013, the Company amended the Plan to include as a participating employer the employees of FCC and its subsidiaries.

FLOTEK INDUSTRIES, INC. 401(K) PLAN
SCHEDULE H, LINE 4(a) — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
EIN: 90-002731 - PLAN No. 001
FOR THE YEAR ENDED DECEMBER 31, 2012

		TOTAL THAT CONSTITUTE NONEXEMPT PROHIBITED TRANSACTIONS
PARTICIPANT CONTRIBUTIONS TRANSFERRED LATE TO PLAN		CONTRIBUTIONS NOT CORRECTED	CONTRIBUTIONS CORRECTED OUTSIDE VFCP	CONTRIBUTIONS PENDING CORRECTION IN VFCP	TOTAL CORRECTED FULLY UNDER VFCP AND PTE 2002-51

$302,102	(1)	$302,102	$—	$—	$—

		TOTAL THAT CONSTITUTE NONEXEMPT PROHIBITED TRANSACTIONS
PARTICIPANT LOAN REPAYMENTS TRANSFERRED LATE TO PLAN		LOAN REPAYMENTS NOT CORRECTED	LOAN REPAYMENTS CORRECTED OUTSIDE VFCP	LOAN REPAYMENTS PENDING CORRECTION IN VFCP	TOTAL FULLY CORRECTED UNDER VFCP AND PTE 2002-51

$31,773	(1)	$31,773	$—	$—	$—

(1) For the 2012 plan year, the Company identified and corrected with lost earnings $302,102 in late employee and employer remittances and $31,773 in late loan repayment remittances in its July filing with the Department of Labor.
There were unintentional delays by the Company in submitting participant contributions and loan repayments to the Plan that were in excess of the five business days following the payroll date.

FLOTEK INDUSTRIES, INC. 401(K) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

	(b)	(c)	(d)	(e)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Majority Value.	Cost	Current Value
		Mutual Funds
	Fred Alger Management, Inc.	Alger Capital Appreciation Fund	N/A	$365,632
	American Century Investment Services, Inc.	American Century Heritage Fund	N/A	181,708
	Black Rock, Inc.	BlackRock Global Allocation Fund	N/A	1,511,954
	Fidelity Brokerage Services LLC	Fidelity Advisor Small Capital Fund	N/A	136,336
	Fidelity Brokerage Services LLC	Fidelity Advisor Strategic Inc. Fund	N/A	289,063
	Invesco Ltd.	Invesco Common Stock Fund	N/A	236,315
	Invesco Ltd.	Invesco Developing Markets Fund	N/A	276,819
	Invesco Ltd.	Invesco Energy Fund	N/A	299,874
	Invesco Ltd.	Invesco Real Estate Fund	N/A	135,379
	Invesco Ltd.	Invesco Select Companies Fund	N/A	287,102
	JP Morgan Securities LLC	JP Morgan Smart Retirement Fund 2010	N/A	180,648
	JP Morgan Securities LLC	JP Morgan Smart Retirement Fund 2020	N/A	496,954
	JP Morgan Securities LLC	JP Morgan Smart Retirement Fund 2030	N/A	122,074
	JP Morgan Securities LLC	JP Morgan Smart Retirement Fund 2040	N/A	433,570
	JP Morgan Securities LLC	JP Morgan Smart Retirement Fund 2050	N/A	117,515
	New York Life Investment Management LLC	Mainstay ICAP International Fund	N/A	273,455
	Pacific Investment Management Company LLC	PIMCO Total Return Fund	N/A	583,404
	Prudential Investment Management Services LLC	Prudential High Yield Fund	N/A	49,992
	Thornburg Investment Management, Inc.	Thornburg Valued Fund	N/A	69,052
	KeyCorp	Victory Established Value Fund	N/A	546,347
	KeyCorp	Victory Small Company Opportunity Fund	N/A	69,859

		Total mutual funds		6,663,052

		Common / Collective Trusts
	Ameriprise Trust Company	RiverSource Trust Stable Capital Fund F (contract value $691,027)	N/A	710,863

		Total common / collective trusts		710,863

		Common Stock
*	Flotek Industries, Inc.	Flotek Industries, Inc. Common Stock Fund		2,170,392

		Total Flotek Industries, Inc. Common Stock Fund		2,170,392

	Total investments			9,544,307

		Participant Loans Receivable
*	Participants	Notes receivable from participants with interest rates from 4.25% to 6.25% and various maturity dates through December, 2013		279,920

		Total participant loans receivable		279,920

	Total investments and notes receivable from participants held at end of year			$9,824,227

 * — Represents identification of known party-in-interest
N/A — This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.
See report of independent registered public accounting firm.

SIGNATURE
Flotek Industries, Inc. 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLOTEK INDUSTRIES, INC. 401(k) Plan (Name of Plan)

Date: July 1, 2013	By:	/s/ H. Richard Walton
H. Richard Walton
Chief Financial Officer